Deutsche Bank

Registration Statement No. 333-278331
Dated January 8, 2025; Rule 433
Page 1

Global Markets

FLOATING RATE ELIGIBLE LIABILITIES SENIOR NOTES DUE JANUARY 10, 2029
ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D

Terms and Conditions *Wednesday, January 8, 2025*

Final Terms of the Notes

Relating to Preliminary Pricing Supplement No. D3 dated January 8, 2025 (the "Preliminary Pricing Supplement"). Capitalized terms used but not defined herein are defined as set forth in the Preliminary Pricing Supplement.

Issuer	:	Deutsche Bank AG New York Branch
Issuer's Long-term Senior Non-Preferred Unsecured Rating	:	Baa1 (Moody's); BBB (S&P); A- (Fitch)
Form of Debt	:	Eligible Liabilities Senior Notes (Senior non-preferred)
Aggregate Principal Amount	:	USD 500,000,000
Trade Date	:	January 8, 2025
Issue Date	:	January 10, 2025
Call Date	:	January 10, 2028
Maturity Date	:	January 10, 2029
Interest Rate	:	Compounded SOFR *plus* the Spread, payable quarterly in arrears on each Interest Payment Date, based on an Actual/360 day count convention. In no case will the amount payable on any Interest Payment Date be less than zero.
Compounded SOFR	:	A compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described in the accompanying prospectus supplement under "Description of Notes—Interest Rates—Secured Overnight Financing Rate (SOFR)."
Spread	:	1.210%
Reoffer Price	:	100.000%
Fees	:	0.250%
Day Count Convention	:	Actual/360
Interest Periods	:	Each period from, and including, an Interest Payment Date (or the Settlement Date in the case of the first Interest Period) to, but excluding, the following Interest Payment Date (or the Maturity Date in the case of the final Interest Period).
Interest Payment Dates	:	January 10, April 10, July 10 and October 10 of each year, beginning on April 10, 2025 and ending on the Maturity Date; provided that if any scheduled Interest Payment Date (other than the Maturity Date) is not a Business Day, it will be postponed to the following Business Day, except that, if that Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the scheduled final Interest Payment Date (i.e., the Maturity Date) falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, but interest on that payment will not accrue from and after the scheduled final Interest Payment Date.
Observation Period	:	In respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.
Early Redemption	:	We have the right to redeem the notes in our sole discretion in whole, but not in part, at 100% of the principal amount together with any accrued but unpaid interest on the Call Date by giving not less than 5 Business Days' prior notice, subject to regulatory approval. If the scheduled Reset Date is not a Business Day, it will be postponed to the following Business Day.
Cleanup Redemption	:	We may redeem the notes in our sole discretion, in whole, but not in part, at any time if 25% or less of the aggregate principal amount of notes originally issued on the Settlement Date remains outstanding at such time, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date.
U.S. Government Securities Business Day	:	Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business Days	:	New York and T2
Listing	:	None
Denominations	:	Minimum denominations of USD 150,000 and integral multiples of USD 1,000 in excess thereof

Registration Statement No. 333 - 278331 Dated January 8, 2025; Rule 433 Page 2 F LOATING R ATE E LIGIBLE L IABILITIES S ENIOR N OTES DUE J ANUARY 10, 2029 E LIGIBLE L IABILITIES S ENIOR N OTES , S ERIES D Terms and Conditions Wednesday, January 8, 2025 Global Markets US25160PAP27 : ISIN 25160PAP2 : CUSIP Deutsche Bank Securities Inc. : Sole Book Runner CIBC World Markets Corp. BMO Capital Markets Corp. Standard Chartered Bank AG BBVA Securities Inc. TD Securities (USA) LLC SG Americas Securities, LLC UBS Securities LLC ING Financial Markets LLC : Joint Lead Managers Academy Securities, Inc. Blaylock Van, LLC Samuel A. Ramirez & Company, Inc. Independence Point Securities LLC : Co - Managers DTC and Euroclear/Clearstream : Settlement Deutsche Bank AG, London Branch : Calculation Agent SEC Registered : Documentation Waiver of right to set - off or net; no events of default; repurchase prior to maturity subject to regulatory approval; recognition of applicable resolution measures : Eligible Liabilities Terms Holders of notes will be bound by and will be deemed irrevocably to consent to the imposition of any Resolution Measure (as defined under “Resolution Measures and Deemed Agreement” in the Preliminary Pricing Supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” in the Preliminary Pricing Supplement. : Resolution Measures Capitalized terms used but not defined in this term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus . • Preliminary pricing supplement dated January 8, 2025 : sec.gov/Archives/edgar/data/1159508/000095010325000280/dp223257_424b2 - d3.htm • Prospectus supplement dated April 26, 2024 : https://www.sec.gov/Archives/edgar/data/1159508/000095010324005863/crt_dp210219 - 424b2.pdf • Prospectus dated April 26, 2024 : https://www.sec.gov/Archives/edgar/data/1159508/000119312524118649/d776815d424b21.pdf Prohibition of Sales To EEA Retail Investors The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“ EEA ”) . For these purposes, a retail investor means a person who is one (or more) of : (i) a retail client as defined in point (11) of Article 4 (1) of Directive 2014 / 65 /EU (as amended, “MiFID II”) ; or (ii) a customer within the meaning of Directive (EU) 2016 / 97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4 (1) of MiFID II or (iii) not a qualified investor as defined in the Prospectus Regulation . The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes . Consequently no key information document required by Regulation (EU) No 1286 / 2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA be unlawful under the PRIIPs Regulation . Prohibition of Sales to UK Retail Investors The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“ UK ”) . For these purposes, a retail investor means a person who is one (or more) of : (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017 / 565 as it forms part

Registration Statement No. 333 - 278331 Dated January 8, 2025; Rule 433 Page 3 F LOATING R ATE E LIGIBLE L IABILITIES S ENIOR N OTES DUE J ANUARY 10, 2029 E LIGIBLE L IABILITIES S ENIOR N OTES , S ERIES D Terms and Conditions Wednesday, January 8, 2025 Global Markets of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“ EUWA ”) ; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 , as amended (“ FSMA ”), and any rules or regulations made under the FSMA to implement Directive (EU) 2016 / 97 , where that customer would not qualify as a professional client, as defined in point (8) of Article 2 (1) of Regulation (EU) No 600 / 2014 as it forms part of domestic law by virtue of the EUWA or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation . The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes . Consequently no key information document required by Regulation (EU) No 1286 / 2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation . MiFID II Product Governance/Professional Investors and ECPs - only Target Market The target market for the notes is eligible counterparties and professional clients, each as defined in MiFID II (all distribution channels, with appropriateness check) having (1) at least informed knowledge and/or experience with financial products, (2) a medium - term investment horizon, (3) general capital formation/asset optimization as their investment objective, (4) no or only minor investment loss bearing capacity and (5) a medium risk tolerance . UK MIFIR product governance/Professional Investors and ECPs - only Target Market The target market for the notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600 / 2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("UK MiFIR") (all distribution channels, with appropriateness check) having (1) at least informed knowledge and/or experience with financial products, (2) a medium - term investment horizon, (3) general capital formation/asset optimization as their investment objective, (4) no or only minor investment loss bearing capacity and (5) a medium risk tolerance . Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll - free 1 - 800 - 503 - 4611.